Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: February 3, 2021

Yahoo! Finance—Interview with Jim Murren and Andrew Pascal

PLAYSTUDIOS to go public via SPAC, valued at $1.1B

February 3, 2021

Jim Murren, Acies Chairman, former Chairman and CEO of MGM Resorts International and Andrew Pascal, PLAYSTUDIOS CEO, joined Yahoo Finance Live to discuss PLAYSTUDIOS' SPAC and their outlook for the social gaming sector.

Video Transcript

ADAM SHAPIRO: 2020 saw something like $82 billion in SPAC mergers, SPAC deals. And in 2020, we spoke with Jim Murren. He is the Acies chairman, former chairman and CEO of MGM Resorts International. He had formed a SPAC. And now he is going into a deal, a merger, with Andrew Pascal, the CEO of PLAYSTUDIOS.

So we bring them both into the stream because as Jim promised, there would be something to say six months ago when we spoke to him. And here we are. And to put it very simple, PLAYSTUDIOS, it's kind of like Las Vegas gambling online, but you don't gamble yet for money. You're gambling for points that you can use to shop. Jim, why did you choose this? And we'll follow up with you, Andrew.

JIM MURREN: Well, Adam, what we were looking for is a company in a vast industry that's rapidly growing, a company that has a dominant position in that marketplace that's differentiated, a company that had a great management team because SPACs need to bet on management, and a company that had something we can bring to the table from Acies, which is our M&A experience.

And that you get in spades with PLAYSTUDIOS. Rapidly growing company with great seasoned management, with an opportunity through an M&A strategy to propel the growth vastly above its peer set. And I think we got it at an attractive valuation with a great partner.

SEANA SMITH: So Andrew, I'm going to put the same question to you. Why does this make sense for PLAYSTUDIOS? And what are some of those growth initiatives that you think this deal will help facilitate?

ANDREW PASCAL: Yeah, look, we've spent the last nine years proving out this really unique proposition of integrating loyalty mechanics and real world rewards into free-to-play games. And we focus primarily on our core genre, which is the free-to-play casino space. And we're ready to now apply that to all these new genres.

And so, by becoming public via SPAC and partnering up with Jim, we're now going to have the currencies we need, both the capital and the liquid equity, so that we can get out into the market and acquire companies with really compelling games and existing networks of players that we can then integrate into our platform and really accelerate our growth.

1

ADAM SHAPIRO: Andrew, I was reading in "The Wall Street Journal" when the deal closes, it's going to have a valuation of $1.1 billion. But it was your literature that caught my eye, that the global market for social casino games grew 24% from the previous year to nearly $7 billion. And that was faster than the overall mobile gaming growth rate of 18%. So with that in mind, is there a day coming when I might be able to play one of the games for actual cash as opposed to points, Andrew?

ANDREW PASCAL: Not from us. Certainly, there are companies that are focused on the real money gambling opportunities. But we're excited about all these new genres of gaming outside of free-to-play casino that, combined, are well over $50 billion. So, you know, we're excited with the far bigger market and diversifying into these new genres. We think our model is absolutely going to have the same impact as we branch into these new categories.

SEANA SMITH: Jim, I'm curious when you're talking about this is a huge deal, but when we look forward to future deals, I guess, how has the last 10 months changed maybe your strategy or what you were initially thinking? And what do you think could be future opportunities, then, going forward?

JIM MURREN: So when we formed Acies, we had three verticals we were looking at to potentially partner with a company. And one was the social casual gaming space. Of course, here we are today. And the other was the sports betting space, the iGaming space, both B2B and B2C. And the third was live entertainment.

What's so compelling about this is that PLAYSTUDIOS is literally the intersection between digital entertainment, social casual gaming for free, and mobile gaming, and live entertainment. You can earn all this great value within PLAYSTUDIOS games and redeem that value for real stuff, like a trip to Bellagio or a cruise on Royal Caribbean. And so, this is the future of entertainment, in my view, is convergence of live and digital entertainment.

And so, I'm going to continue to focus on this as a market to look at. I'm hopeful that Andrew will allow me to help him grow his company over the many years to come. I'll become a nice-sized shareholder of PLAYSTUDIOS, which I'm thrilled about. And looking forward to seeing this grow in the future.

ADAM SHAPIRO: I want to let everybody know that when you are listed, it's going to be on the NASDAQ under the ticker, MYPS-- I would assume My PLAYSTUDIOS. Andrew, I'm going to give you the final question, but we look forward to having both of you come back. When Jim talks about and you talk about growing in future, perhaps, acquisition, would it be more targeted to perhaps some kind of live entertainment that you could then put into the social gaming atmosphere that you've created?

ANDREW PASCAL: Look, that's an interesting opportunity, but our focus will be on finding complimentary mobile games. There are a lot of really great game companies with existing games that, while they've gone through their lifecycle, could really benefit from our loyalty program and platform to reinvigorate their audience and drive yet even more engagement and growth. That's what we think is just so compelling about our approach as we get out there and look for these new companies and existing games that we'll be looking to integrate into our overall framework.

ADAM SHAPIRO: Andrew Pascal is PLAYSTUDIOS CEO. Jim Murren is the Acies chairman and former chairman and CEO of MGM Resorts International. And we should point out, you did great service to the people of the state of Nevada when you led them at the beginning through the COVID crisis and the response to that. Gentlemen, thank you both for joining us.

2

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus is sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

3

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.

4